Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular on Form 1-A of our audit report dated July 14, 2023, with respect to the consolidated balance sheets of Worldwide Stages, LLC as of December 31, 2022 & 2021, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding a substantial doubt about Worldwide Stages, LLC ability to continue as a going concern.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

July 14, 2023